Florida Cane Distillery, Inc.

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

FLORIDA CANE DISTILLERY, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Florida Cane Distillery, Inc.
Tampa, Florida

We have reviewed the accompanying financial statements of Florida Cane Distillery, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

August 24, 2020
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632
>
> www.keitercpa.com

FLORIDA CANE DISTILLERY, INC.

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	27,391	$	10,643
Inventory		72,317		68,052
Total current assets		99,708		78,695
Property and equipment - net		28,425		27,528
Total assets	$	128,133	$	106,223

Liabilities and Stockholders' Equity (Deficit)

		2019		2018
Current liabilities:				
Notes payable - current	$	34,269	$	26,414
Accrued expenses		35,181		42,415
Advances from related parties - current		6,558		40,737
Capital lease obligations - current		1,375		1,078
Total current liabilities		77,383		110,644
Long-term liabilities:				
Notes payable - less current maturities, net of deferred financing fees		131,476		-
Advances from related parties - less current maturities		33,483		40,041
Capital lease obligations - less current maturities		3,580		4,954
Total long-term liabilities		168,539		44,995
Total liabilities		245,922		155,639
Stockholders' equity (deficit):				
Common stock at no par value; 500,000 shares authorized, 100,000 shares issued and outstanding, and 10,955 shares held as treasury stock as of December 31, 2019 and 2018		-		-
Preferred stock at no par value; 500,000 shares authorized, 9,005 shares issued and outstanding, and 19,993 shares held as treasury stock as of December 31, 2019 and 7,005 shares issued and outstanding, and19,993 shares held as treasury stock as of December 31, 2018		-		-
Additional paid-in capital		67,538		52,538
Accumulated deficit		(185,327)		(101,954)
Total stockholders' deficit		(117,789)		(49,416)
Total liabilities and stockholders' deficit	$	128,133	$	106,223

See report of independent accountants and accompanying notes to financial statements.

FLORIDA CANE DISTILLERY, INC.

Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Sales	$ 446,372	$ 333,575
Cost of sales	136,494	88,827
Gross profit	309,878	244,748
Operating expenses:		
Selling, general, and administrative expenses	258,544	179,122
Facility expenses	106,247	51,702
Depreciation	2,113	857
Total operating expenses	366,904	231,681
Operating (loss) income	(57,026)	13,067
Other expense:		
Interest expense	26,347	16,792
Net loss	$ (83,373)	$ (3,725)

See report of independent accountants and accompanying notes to financial statements.

FLORIDA CANE DISTILLERY, INC.

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2019 and 2018

	Common Stock		Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total
Stockholders' equity (deficit), January 1, 2018	100,000	$ -	5,671	$ -	$ 42,533	$ (98,229)	$ (55,696)
Issuance of preferred stock	-	-	1,334	-	10,005	-	10,005
Net loss	-	-	-	-	-	(3,725)	(3,725)
Stockholders' equity (deficit), December 31, 2018	100,000	-	7,005	-	52,538	(101,954)	(49,416)
Issuance of preferred stock	-	-	2,000	-	15,000	-	15,000
Net loss	-	-	-	-	-	(83,373)	(83,373)
Stockholders' equity (deficit), December 31, 2019	100,000	$ -	9,005	$ -	$ 67,538	$ (185,327)	$ (117,789)

See report of independent accountants and accompanying notes to financial statements.

FLORIDA CANE DISTILLERY, INC.

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (83,373)	$ (3,725)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	2,113	857
Change in operating assets and liabilities:		
Inventory	(4,265)	448
Accrued expenses	(7,234)	(3,582)
Net cash used in operating activities	(92,759)	(6,002)
Cash flows from investing activities:		
Purchases of property and equipment	(3,010)	-
Cash flows from financing activities:		
Proceeds from notes payable, net of deferred financing fees	174,000	37,800
Payments on notes payable	(34,669)	(34,700)
Payments on advances from related parties	(40,737)	(19,942)
Payments on capital lease obligations	(1,077)	(156)
Proceeds from issuance of preferred stock	15,000	10,005
Net cash provided by (used in) financing activities	112,517	(6,993)
Net change in cash	16,748	(12,995)
Cash, beginning of year	10,643	23,638
Cash, end of year	$ 27,391	$ 10,643
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 26,347	$ 16,792
Noncash transactions:		
Property and equipment acquired under capital leases	$ -	$ 6,188

See report of independent accountants and accompanying notes to financial statements.

FLORIDA CANE DISTILLERY, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Florida Cane Distillery, Inc. (the "Company"), was incorporated in 2012 and operates a distillery out of Tampa, Florida, specializing in craft spirits.

    Management's Plans: The Company's strategic plan for 2020 and beyond is focused on revenue growth and achieving profitability. These objectives will be attained by implementing a focused and strategic sales and marketing plan for its products improving production efficiencies and continuing efforts to lower cost of goods sold. The Company believes that the combination of its strategic plan and capital contributions from its crowdfunding financing round will enable the Company to continue for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

    Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Inventory: Inventory consists of finished spirits and the associated materials that go into producing it. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2019 and 2018.

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using various accelerated depreciation methods based upon the estimated useful lives of related assets, which is seven to thirty-nine years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

    Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer which is generally upon purchase for items sold in the Company's distillery and upon shipment for items sold outside of this location.

    Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $18,743 for 2019. There was no advertising expense in 2018.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes and Uncertainties: Deferred income taxes are determined based on the differences between the financial statement carrying of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. There were no deferred tax assets or liabilities as of December 31, 2019 or 2018.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2019 or 2018. The Company is not currently under audit by any tax jurisdiction.

Deferred Financing Fees: Deferred financing fees totaling $5,584 in connection with securing the notes payable were capitalized and will be amortized over the term of the related debt (see Note 4). As the Company entered into the agreement in October 2019, amortization for 2019 is considered immaterial to the financial statements as a whole. Future amortization expense is expected to be $1,155 for the years 2020 through 2023 and $964 for 2024. Deferred financing fees related to the credit facility have been included as a deduction to the notes payable in the accompanying balance sheets.

Recent Accounting Pronouncements:

Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

1.   **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through August 24, 2020, the date the financial statements were available for issuance, and has determined that except as disclosed below, no additional disclosures are necessary. In March 2020, COVID-19 was declared a worldwide pandemic by the World Health Organization. The pandemic has affected both the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

2.   **Inventory:**

Inventory consisted of the following at December 31:

	2019		2018	
Finished goods	$	13,777	$	34,070
Raw materials		58,540		33,982
	$	72,317	$	68,052

3.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2019		2018	
Building	$	23,371	$	23,371
Machinery and equipment		8,180		6,188
Furniture		1,018		-
		32,569		29,559
Less - accumulated depreciation		(4,144)		(2,031)
	$	28,425	$	27,528

Depreciation expense totaled $2,113 and $857 during 2019 and 2018.

4.   **Notes Payable:**

The Company had a note payable outstanding with a financial institution with an original principal amount of $27,000. The note bore interest at 17.99% and required weekly payments of principal and interest of $817. The note was secured by substantially all assets of the Company. This note was paid in full during 2019 and had an outstanding balance of $20,906 at December 31, 2018.

4.   Notes Payable, Continued:

The Company had various loans outstanding with a financial institution that were repaid monthly at various annual percentage rates ("APR") for terms between six and twelve months. As of December 31, 2018, there was a balance of $5,508 on one such loan with varying monthly payments due, based on an APR of 21.54%. This loan was paid in full during 2019. As of December 31, 2019, there was $14,245 outstanding on a note entered into at December 2019, with monthly payments due, based on an APR of 28.33%. The loan will be paid in full in 2020. The loan is guaranteed by a stockholder of the Company and there are various covenants associated with the loan for which the Company was in compliance as of December 31, 2019.

The Company entered into a note payable with a financial institution in October 2019 for the principal amount of $160,000. The note matures in October 2024 and bears interest at 22.99% annually with minimum monthly payments of $4,510. The balance of the note was $157,084 as of December 31, 2019. The note is secured by substantially all assets of the Company.

The future maturities related to this note as of December 31, 2019 are as follows:

Year	Amount
2020	$ 20,024
2021	25,145
2022	31,576
2023	39,652
2024	40,687
	157,084
Less: deferred financing fees	5,584
	$ 151,500

5.   Advances – Related Parties:

In 2017, the Company obtained working capital advances from stockholders of the Company totaling $41,500 to help fund operations of the business. The advances require total monthly payments of $547 through September 2025, which include interest payments calculated at 2.5% annually. In addition, there are several other advances from related parties that do not bear interest and are being repaid as the Company has available cash flow to make payments. The total amounts outstanding were $40,041 and $80,778 at December 31, 2019 and 2018, respectively.

6.   Stockholders' Equity:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 1,000,000 shares of stock, consisting of 500,000 shares of common stock, no par value per share, and 500,000 shares of preferred stock, no par value per share. The holder of each share of common stock and preferred stock is entitled to one vote. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock. In addition, 10,995 shares of common stock and 19,993 shares of Preferred stock have been issued and are being held as treasury stock as of December 31, 2019 and 2018.

7.   Equity Incentive Plan:

Pursuant to the Company's equity incentive plan, the Company is authorized to grant a variety of incentive awards based on its common stock. The plan provides for the issuance of a maximum of 50,000 shares of common stock provided no more than 12,500 shares of common stock are granted as incentive stock options. As of December 31, 2019, 270 shares of common stock had been assigned to employees, with 68 of those shares being vested. The vested shares had no fair value as of December 31, 2019.

8.   Leasing Arrangements:

The Company entered into a non-cancelable operating lease agreement in January 2016 for its distillery location, expiring in March 2021. Monthly rent payments range from $3,163 to $3,667 over the term of the lease with an annual rent escalation clause. The Company determined the straight-line rent effect to be immaterial as a whole to the financial statements. Future minimum lease payments for 2020 and 2021 are $42,722 and $11,000, respectively.

During 2018, the Company entered into a capital lease agreement for equipment with a bargain purchase option. The lease has a term of 48 months and monthly payments of $204. The cost of the equipment was $6,188. Accumulated depreciation and depreciation expense was $1,495 and $1,237, respectively, as of and for the year ended December 31, 2019.   Accumulated depreciation and depreciation expense was $258, as of and for the year ended December 31, 2018. Future payments on this agreement are $2,445 for 2020 and 2021 and $2,038 for 2022, net of interest payments of $1,974.

Total rent expense under these agreements was $59,407 for 2019 and $45,561 for 2018.

9.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $185,000 at December 31, 2019. Approximately $98,000 is available to offset future taxable income in the U.S. which begin to expire in 2035, and approximately $87,000 carryforward indefinitely until applied to future taxable income.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.